Exhibit 12.1

GreenPoint Financial Corp. and Subsidiaries

Ratios of Earnings to Fixed Charges – Continuing Operations

The Company’s consolidated ratios of earnings to fixed charges – continuing operations for each of the periods indicated are set forth below:

	Quarter Ended										Six Months Ended
(In millions)	June 30, 2004		Mar. 31, 2004		Dec. 31, 2003		Sept. 30, 2003		June 30, 2003		June 30,
											2004		2003
Income from continuing operations before income taxes	$199		$183		$181		$162		$207		$382		$409

Combined fixed charges:
Interest expense on deposits	48		50		54		56		60		98		123
Interest expense on senior notes	1		1		2		3		1		2		1
Interest expense on subordinated bank notes	3		4		4		4		3		7		7
Interest expense on other long term debt	4		5		5		5		4		9		9
Appropriate portion (1/3) of rent expense	2		2		2		3		2		4		4
Total combined fixed charges	$58		$62		$67		$71		$70		$120		$144

Total combined fixed charges (excluding interest expense on deposits)	$10		$12		$13		$15		$10		$22		$21

Earnings before income taxes and combined fixed charges	$257		$245		$248		$233		$277		$502		$553

Ratio of earnings to combined fixed charges (including interest expense on deposits)	4.33	x	4.33	x	3.75	x	3.36	x	3.89	x	4.17	x	3.83	x

Ratio of earnings to combined fixed charges (excluding interest expense on deposits)	19.20	x	18.92	x	15.77	x	13.25	x	19.66	x	18.20	x	20.15	x